EXHIBIT (a)(1)(D)

Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
DATASCOPE CORP.
at
$53.00 NET PER SHARE
Pursuant to the Offer to Purchase dated September 30, 2008
by
DAVINCI MERGER SUB, INC.
an indirect wholly owned subsidiary of
GETINGE AB

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF OCTOBER 28, 2008, UNLESS THE OFFER IS EXTENDED.

September 30, 2008

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by DaVinci Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Getinge AB, a Swedish Aktiebolag (“Getinge”), to act as Information Agent in connection with Purchaser’s offer to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of Datascope Corp., a Delaware corporation (“Datascope”), together with the associated Rights (as defined in the Offer to Purchase), at a price per share of $53.00, net to the seller in cash, without interest and subject to any required withholdings of taxes (such amount or any different amount per Share that may be paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions of the Offer to Purchase, dated September 30 (the “Offer to Purchase”), and of the related Letter of Transmittal (the “Letter of Transmittal” and, with the Offer to Purchase and any amendments or supplements thereto, the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or the name of your nominee.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 15, 2008 (the “Merger Agreement”), by and among Getinge, Purchaser and Datascope. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined in the Offer to Purchase) and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer is also subject to other conditions set forth in the Offer to Purchase.

The Merger Agreement provides, among other things, that subject to certain conditions, Purchaser will be merged with and into Datascope (the “Merger”), with Datascope continuing as the surviving corporation and as an indirect wholly owned subsidiary of Getinge. Each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Datascope, Getinge or Purchaser, all of which will be cancelled and retired and shall cease to exist, and Shares owned by Datascope stockholders who have properly exercised dissenters’ rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)), will be converted into the right to receive the Offer Price. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the offer or any delay in making payment for the Shares.

The Datascope board of directors, among other things, (i) approved and adopted the Merger Agreement and declared the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement advisable and in the best interests of the Datascope stockholders; (ii) determined to take all action necessary to render the restrictions on business combinations and voting requirements contained in Section 203 of the DGCL, if applicable, inapplicable to each of the Offer and the Merger; and (iii) recommended that the Datascope stockholders accept the Offer, tender their Shares in the Offer to Purchase and adopt the Merger Agreement and the Merger to the extent required by applicable law.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase, dated September 30, 2008;

2. The Letter of Transmittal to be used in accepting the Offer and tendering Shares;

3. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9;

4. A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company (the “Depositary”) by the Expiration Date (as defined below) or if the procedure for book-entry transfer cannot be completed by the Expiration Date;

5. Datascope’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission;

6. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

7. A return envelope addressed to the Depositary for your use only.

Certain conditions to the Offer are described in Section 14 of the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire as of 12:00 midnight, New York City time, at the end of October 28, 2008, unless the Offer is extended as set forth in the Offer to Purchase (as it may be extended, the “Expiration Date”).

For Shares to be properly tendered pursuant to the Offer, (i) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in Section 2 of the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and Letter of Transmittal.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Dealer Manager”) or by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager, Depositary and Georgeson, Inc. (the “Information Agent”) as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

GEORGESON, INC.

Nothing contained herein or in the enclosed documents shall constitute you or any other person the agent of Purchaser, the Dealer Manager, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

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